SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company)

GVI SECURITY SOLUTIONS, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

36242E200
(CUSIP Number of Class of Securities)

Steven E. Walin
Chief Executive Officer
GVI Security Solutions, Inc.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Alison Newman, Esq.
Cooley Godward Kronish LLP
1114 Avenue of Americas
New York, NY 10036
(212) 479-6000

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2009 by GVI Security Solutions, Inc., a Delaware corporation (“GVI” or the “Company”).  The Schedule 14D-9 relates to the cash tender offer by GenNx360 GVI Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of GenNx360 GVI Holding, Inc. (“Parent”), a Delaware corporation, to purchase all the issued and outstanding common stock of the Company, par value $0.001 per share, at a price of $0.38 per share, net to the seller in cash, without interest and less any applicable withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on November 3, 2009.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.      Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately before the subsection thereof entitled “Cautionary Note Regarding Forward-Looking Statements”:

Litigation

On November 9, 2009, a complaint was filed on behalf of a putative class of public stockholders of GVI against GVI, GVI’s directors, Purchaser, Parent, GenNx360 GP, LLC, GenNx360 Management Company, LLC and GenNx360 Capital Partners, L.P. (collectively, the “Defendants”).  The action is pending in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al. (C.A. No. 5056-VCP).  The complaint alleges, among other things, that GVI’s directors breached their fiduciary duties in connection with the Contemplated Transactions by failing to ensure that stockholders would obtain fair and adequate consideration under the circumstances, and that Purchaser, Parent, GVI, GenNx360 GP, LLC, GenNx360 Management Company, LLC and GenNx360 Capital Partners, L.P. aided and abetted the directors’ breaches of duty.  The complaint seeks, among other things, certification of a class consisting of owners of GVI common stock excluding Defendants and their affiliates, an order preliminarily and permanently enjoining the Contemplated Transactions, accounting by the Defendants to plaintiff and the class for all damages allegedly caused by them as a result of their purported breaches of fiduciary duties, rescission of the Contemplated Transactions in the event they are consummated, and payment of plaintiff’s costs and attorneys’ fees.  The Company believes that the plaintiff’s allegations against the Company and the Company’s board of directors lack merit and will contest them vigorously.  The foregoing description of the complaint does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(4), which is incorporated herein by reference.

Item  9.     Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(4)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al. (C.A. No. 5056-VCP).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GVI SECURITY SOLUTIONS, INC.

By:	/s/ Steven E. Walin
Name:	Steven E. Walin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: November 18, 2009

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